United States Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

 [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

                   For the fiscal year ended December 31, 2008
                                             -----------------

                                       or
                                       --

 [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from _____ to _____


                        Commission file number 001-11001
                                               ---------


                   Frontier Communications 401(k) Savings Plan
                   -------------------------------------------

                            (Full title of the Plan)


                       Frontier Communications Corporation
                                3 High Ridge Park
                                  P.O. Box 3801
                               Stamford, CT 06905
                       -----------------------------------


                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive offices)

                   FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2008 and 2007

         (With Report of Independent Registered Public Accounting Firm)


                   FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN



                                Table of Contents



                                                                                                          Page
                                                                                                          ----

Report of Independent Registered Public Accounting Firm                                                     1

Financial Statements:

     Statements of Net Assets Available for Benefits - December 31, 2008 and 2007                           2

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008         3

Notes to Financial Statements                                                                              4-13

Supplemental Schedules:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2008                    14

Signature                                                                                                   15

Consent of Independent Registered Public Accounting Firm                                                    16




* Schedules required by Form 5500 that are not applicable have not been included.

             Report of Independent Registered Public Accounting Firm



To the Participants and Plan Administrator of the Frontier Communications 401(k) Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ Insero & Company CPAs, P.C.
                                                  Certified Public Accountants


Insero & Company CPAs, P.C.
Certified Public Accountants
Rochester, New York
June 25, 2009


                   FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2008 and 2007


                                                                               2008                  2007
                                                                        -------------------   -------------------
Assets:
     Cash and Cash Equivalents:
        Uninvested Cash                                                    $         6,552       $         5,236
                                                                        -------------------   -------------------
     Investments (Note 3):
        Frontier Communications Corporation common stock                        31,888,764            45,619,389
        Mutual funds                                                           163,021,519           206,592,837
        Collective trusts                                                      129,455,844           138,288,173
        Participant loans                                                       15,810,995            15,331,796
        Brokerage accounts                                                         498,177               546,128
                                                                        -------------------   -------------------
                  Total investments, at fair value                             340,675,299           406,378,323
                                                                        -------------------   -------------------
     Receivables:
        Receivable from Commonwealth Builder 401(k) Plan                                 -            50,229,514
        Global Crossing Settlement (Note 10)                                       641,822                     -
        Employer contributions                                                     476,771               161,743
        Participant contributions                                                  371,099               721,853
                                                                        -------------------   -------------------
                  Total receivables                                              1,489,692            51,113,110
                                                                        -------------------   -------------------

                 Net assets available for benefits, at fair value              342,171,543           457,496,669
                                                                        -------------------   -------------------
        Adjustment from fair value to contract value for
           interest in a collective trust relating to fully benefit-
           responsive investment contracts                                         851,792              (434,665)
                                                                        -------------------   -------------------

                 Net assets available for benefits                         $   343,023,335       $   457,062,004
                                                                        ===================   ===================


                 See accompanying notes to financial statements.

                   FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2008



Additions to net assets attributed to:                             2008
                                                             ------------------
     Investment income:
        Dividends                                            $      16,448,166
        Interest                                                     1,092,756
                                                             ------------------
              Total investment income                               17,540,922
                                                             ------------------
     Contributions:
        Participant                                                 22,487,653
        Employer                                                     5,454,368
        Rollover                                                     1,184,899
                                                             ------------------
              Total contributions                                   29,126,920
                                                             ------------------
     Global Crossing settlement (Note 10)                              641,822
                                                             ------------------
                 Total additions                                    47,309,664
                                                             ------------------
Deductions from net assets attributed to:
     Net depreciation of investments (Note 3)                     (122,768,898)
     Distributions to participants                                 (38,435,596)
     Pass-through dividends                                           (143,839)
                                                             ------------------
                 Total deductions                                 (161,348,333)
                                                             ------------------

Net decrease in net assets available for benefits                 (114,038,669)
Net assets available for benefits:
     Beginning of year                                             457,062,004
                                                             ------------------
     End of year                                             $     343,023,335
                                                             ==================



                 See accompanying notes to financial statements.

                   FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2008 and 2007


(1)  Description of the Plan

     General

     The following brief description of the Frontier Communications 401(k) Savings Plan (the "Plan"), formerly known as Citizens 401(k) Savings Plan through December 31, 2008, provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. Copies of the Plan document are available from the Plan sponsor.

     (a)  Background

          The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation, formerly known as Citizens Communications Company through July 30, 2008, (the "Company"). Under the terms of the Plan, employees are eligible to participate in the Plan as of the first day of the month (the "entry date") immediately following the employee's completion of 30 days of service, provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer's payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          On March 8, 2007, the Company acquired Commonwealth Telephone Enterprises, Inc. Effective December 31, 2007, the Commonwealth Builder 401(k) Plan was merged into the Plan. However, the funds had not been remitted to the Plan as of such date. Accordingly, the
          amounts  due  to  the  Plan  were  reflected  as  a  Receivable   from
          Commonwealth Builder 401(k) Plan in the Statement of Net Assets Available for Benefits as of December 31, 2007. The funds were transferred from the Commonwealth Builder 401(k) Plan to the Plan during early January, 2008. The Plan merger resulted in a "blackout period" beginning December 20, 2007 and ending January 18, 2008 for the former participants of the Commonwealth Builder 401(k) Plan. During this period, the former participants of the Commonwealth Builder 401(k) Plan were unable to exercise the rights otherwise available under the Plan or the Commonwealth Builder 401(K) Plan.

     (b)  Contributions

          Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2008 was $15,500.

          In addition, eligible Company union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to (i) 50% of the participant's eligible compensation reduced by (ii) the percentage of eligible compensation deferred through elective pre-tax deferrals.

          All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code ("IRC"). The maximum allowable catch-up contribution for 2008 was $5,000. No matching contributions are made with respect to a participant's catch-up contributions.

          The  Company  contributes  50% of  each  non-bargaining  participant's contribution  up to 6% of each  participant's  eligible  compensation.
          Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. The Company contributions for non-union and certain union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

          For certain union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions and Special Transition-Year Contributions (each as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

          Supplemental Profit Sharing Matches may be contributed, contingent upon the Company exceeding certain financial targets. For each 1% above the Company's operating income plus depreciation and amortization ("EBITDA") goal approved by the Company's Board of Directors, the Company provides eligible employees with 0.5% of eligible pay in the form of a matching contribution into the Plan, up to a maximum of 3%. Only non-union and certain union employees who have contributed at least 1% of their eligible pay during the year as elective deferrals are eligible for a Supplemental Profit Sharing Match. For the year ended December 31, 2008, the Company did not exceed its EBITDA goal and therefore no Supplemental Profit Sharing Match was made on behalf of the employees.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and
          (b) investment earnings or losses. Allocations are based on each participant's investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, or attainment of normal retirement age while an employee. Except as otherwise noted, for any other termination of employment, the vesting schedule for Company contributions and related earnings is as follows:


                                                          Vesting
                     Years of Service                    Percentage
                ------------------------------      ---------------------

                Less than 2 years                                0%
                2 years but less than 3 years                   40%
                3 years but less than 4 years                   60%
                4 years but less than 5 years                   80%
                5 years or more                                100%


          Company union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

     (e)  Participant Loans

          Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence. Loan repayments are after tax, and are credited to each participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. Any distribution following a participant's termination of employment is reduced by any loan balance outstanding at the time of such distribution.

     (f)  Payment of Benefits

          Inactive participants do not have the option to keep any portion of their account in the Plan beyond the attainment of age 70 1/2. Participants still employed by the Company at age 70 1/2 must take a full distribution of their balances on or before April 1st of the calendar year after they retire.

          Upon termination of employment or permanent disability, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance does not exceed $1,000, the participant's balance will be distributed automatically at that time.

          In-service withdrawals are also permitted under limited circumstances such as attaining age 59 1/2 or financial hardship.

     (g)  Forfeitures

          Forfeitures of nonvested Company contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by the Company, with any excess being applied to reduce future contributions of the Company. For the year ended December 31, 2008, forfeited nonvested Company contributions totaled approximately $151,000. Forfeited nonvested Company contributions of $0 were used to fund Plan administrative expenses, and approximately $37,000 was used to partially fund the Company contributions for the year ended December 31, 2008.

     (h)  Administrative Expenses

          The administrative expenses of the Plan are paid by the Plan or by the Company. The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

     (i)  Dividends

          Dividends attributable to the participant's interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund unless the participant elects, in a manner approved by the Retirement Plan Committee, to receive dividends entirely in cash. All cash dividends are received by the trustee, T. Rowe Price, and distributed to participants in cash no later than 90 days after the close of the Plan year. The payment of cash dividends to participants is reflected on the Statement of Changes in Net Assets Available for Benefits as "Pass-through dividends."

     (j)  Investments

          The Plan offered the following 29 investment options as of December 31, 2008:

                Frontier Communications Corporation Common Stock Fund
                PIMCO Total Return Fund, Admin. Shares
                PIMCO Long Term U.S. Government Fund, Admin.
                Columbia Mid Cap Index, Z
                JP Morgan Diversified Mid Cap Growth Fund
                JP Morgan Mid Cap Value Fund, A
                Morgan Stanley Institutional Small Company Growth Portfolio, B American Funds Europacific Growth Fund R5
                Morgan Stanley Institutional U.S. Real Estate Fund, B
                T. Rowe Price Retirement 2005 Fund
                T. Rowe Price Retirement 2010 Fund
                T. Rowe Price Retirement 2015 Fund
                T. Rowe Price Retirement 2020 Fund
                T. Rowe Price Retirement 2025 Fund
                T. Rowe Price Retirement 2030 Fund
                T. Rowe Price Retirement 2035 Fund
                T. Rowe Price Retirement 2040 Fund
                T. Rowe Price Retirement 2045 Fund
                T. Rowe Price Retirement 2050 Fund
                T. Rowe Price Retirement 2055 Fund
                T. Rowe Price Retirement Income Fund
                T. Rowe Price Stable Value Fund
                T. Rowe Price Equity Index Trust
                T. Rowe Price Equity Income Fund
                T. Rowe Price Growth Stock Fund
                T. Rowe Price Personal Strategy Balanced Fund
                T. Rowe Price Personal Strategy Growth Fund
                T. Rowe Price Personal Strategy Income Fund
                T. Rowe Price TradeLink

          The Plan restricts a participant's ability to invest in Frontier Communications Corporation common stock if the value of the Company stock fund exceeds 15% of the total value of the participant's account. In addition, a participant is restricted from investing more than 15% of current contributions in the Company stock fund.

     (k)  Mutual Fund Fees

          Investments in mutual funds are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

     (c)  Investments

          The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan's interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year. Participant loans are valued at estimated fair value using amortized cost, which management believes is an accurate reflection of fair value. In addition, the Plan offers a brokerage option, T. Rowe Price TradeLink, whereby participants invest in publicly traded mutual funds not offered directly by the Plan. The net depreciation of investments consists of the net realized gains and losses on the disposal of investments during 2008 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2008.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

     (d)  Fully Benefit-Responsive Investment Contracts

          Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     (e)  Benefits Paid

          Distributions to participants are recorded when paid.

     (f)  Risks and Uncertainties

          The Plan offers a number of investment options including the Company's common stock and a variety of pooled investment funds, some of which are mutual funds. The investment funds principally include U.S.
          equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances, and the amounts reported in the Statements of Net Assets Available for Benefits.

          The Plan's exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

(3)  Investments

     The following presents investments at fair value that represent 5% or more of the Plan's net assets available for benefits at the end of year:

                                                                                    2008                  2007
                                                                              -----------------     ------------------

Frontier Communications Corporation Common Stock Fund:
   Participant-Directed, 3,518,634 and 3,439,290 shares, respectively           $   30,752,854        $    43,782,154
   Company-Directed, 129,966 and 144,323 shares, respectively                        1,135,910              1,837,235

PIMCO Total Return Fund, Admin. Shares                                              30,453,831             26,886,218
T. Rowe Price Growth Stock Fund                                                     22,042,400             33,080,524
T. Rowe Price Stable Value Fund                                                     90,865,776             73,543,161
T. Rowe Price Equity Index Trust                                                    38,590,068             64,745,012
American Funds Europacific Growth Fund R5                                           21,963,281             33,891,025

     Frontier Communications  Corporation Common Stock Fund includes investments
     in  Frontier   Communications   Corporation  common  stock  and  additional
     uninvested cash.

     During 2008, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $122,768,898 as follows:

                                             2008
                                      -----------------
        Common stock                   $    (14,703,953)
        Mutual funds                        (84,938,922)
        Collective trusts                   (23,126,023)
                                      ------------------
                                       $   (122,768,898)
                                      ==================


(4)  Company-Directed Investments

     Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the company-directed investments is as follows:


Assets:
      Common stock of the Company at December 31, 2007          $     1,837,235
                                                               -----------------

Changes in assets:
      Dividends                                                         107,441
      Net change in fair value of investments                          (549,601)
      Distributions to participants                                     (26,862)
      Participant directed transfer to other investments               (232,303)
                                                               -----------------
           Change in assets                                            (701,325)
                                                               -----------------

Assets:
      Common stock of the Company at December 31, 2008          $     1,135,910
                                                               =================


(5)  Related Party Transactions

     Certain Plan assets are invested in shares of mutual funds and collective trust funds that are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, transactions involving these assets qualify as party-in-interest transactions. There were no trustee fees paid by the Company to T. Rowe Price for the years ended December 31, 2008 and 2007.

(6)  Plan Termination

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

(7)  Tax Status

     The Plan received a favorable determination letter from the Internal Revenue Service dated March 25, 2009, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(8)  Fair Value Measurements

     Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"), establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States and expands disclosure requirements about fair value measurements. SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted SFAS No. 157 effective January 1, 2008, for all financial assets and financial liabilities, as required. There was no material impact to the financial statements of the Plan.

     Fair value is defined under SFAS No. 157 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers of inputs to the valuation methodology include:

     Level 1 - Quoted prices in active markets for identical assets or liabilities. The Plan's investments with active markets include its investment in the common stock of Frontier Communications Corporation as well as its investments in mutual funds and brokerage accounts which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices, which represent the net asset value of shares held by the Plan, are readily available.

     Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investments in the collective trusts represent a Level 2 valuation as they are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

     Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan has concluded that participant loans represent a Level 3 valuation. Participant loans are valued at estimated fair value using amortized cost, which management believes is an accurate reflection of fair value.


     In accordance with SFAS No. 157, the following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

                                                                     Fair Value Measurements at December 31, 2008
                                              --------------------------------------------------------------------------------------
                                                                          Quoted                 Significant
                                                                     Prices in Active               Other             Significant
                                                                        Markets for              Observable          Unobservable
                                                                     Identical Assets              Inputs                Inputs
                                                   Total                 (Level 1)                (Level 2)            (Level 3)
                                              ----------------    ------------------------     ----------------    -----------------
Frontier Communications Corporation
  common stock                                $    31,888,764      $           31,888,764       $            -      $             -
Mutual funds                                      163,021,519                 163,021,519                    -                    -
Collective trusts                                 129,455,844                           -          129,455,844                    -
Participant loans                                  15,810,995                           -                    -           15,810,995
Brokerage accounts                                    498,177                     498,177                    -                    -
                                              ----------------    ------------------------     ----------------    -----------------
Total investments, at fair value              $   340,675,299      $          195,408,460       $  129,455,844      $    15,810,995
                                              ----------------    ------------------------     ----------------    -----------------


     For the other financial instruments, representing cash and cash equivalents and receivables, the carrying amounts approximate fair value due to the relatively short maturities of those instruments.

     The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:


        Participant Loans
        -----------------
        Balance, beginning of year                       $  15,331,796
        Issuances, transfers and settlements (net)             479,199
                                                         --------------
        Balance, end of year                             $  15,810,995
                                                         ==============



(9)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation from the financial statements to the Form
     5500 at December 31, 2008 and 2007:

                                                                                           2008                        2007
                                                                                     ------------------          ----------------

     Net Assets Available for Benefits per the Financial Statements                  $     343,023,335           $   457,062,004

     Adjustment from contract value to fair value for interest in a collective trust relating to fully benefit-responsive
        investment contracts                                                                  (851,792)                  434,665
                                                                                     ------------------          ----------------

     Net Assets Available for Benefits per the Form 5500                             $     342,171,543           $   457,496,669
                                                                                     ==================          ================
     Net Decrease in Net Assets Available for Benefits per the
        Financial Statements                                                         $    (114,038,669)

     Change in adjustment from contract value to fair value for interest in a collective trust relating to fully benefit-responsive
        investment contracts                                                                (1,286,457)
                                                                                     ------------------

     Net Loss per the Form 5500                                                      $    (115,325,126)
                                                                                     ==================

(10) Subsequent Events

     During 2008, the United States District Court for the Southern District of New York approved an additional settlement in the class action suits brought on behalf of certain Plan participants whose accounts held Global Crossing common stock. The settlement included a plan of allocation under which the proceeds received by the Plan in March 2009 of $641,822 were allocated to the Plan accounts of the class members.

     Effective January 1, 2009, the Plan was amended to change its name to the Frontier Communications 401(k) Savings Plan.

     Effective May 1, 2009, Fidelity Management Trust Company replaced T. Rowe Price as the trustee and record keeper of the Plan.



                   FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
                           EIN #: 06-0619596 Plan #005
               Schedule H, Line 4(i) - Schedule of Assets (Held at
                                  End of Year)
                                December 31, 2008


(a)                 (b)                                                     (c) and (d)                        (e)
           Identity of Issuer                                         Description of Investment            Current Value
-------------------------------------------------------------------------------------------------------------------------
*  Frontier Communications Corporation                               Common Stock; 3,648,600 shares;
                                                                     cost at $42,830,560                   $  31,888,764
                                                                                                           --------------

*  T. Rowe Price TradeLink                                           Brokerage Accounts; 498,177 shares          498,177
                                                                                                           --------------

   American Funds Europacific Growth Fund R5                         Mutual Fund; 785,806 shares              21,963,281
   Columbia Mid Cap Index, Z                                         Mutual Fund; 672,756 shares               4,588,201
   PIMCO Total Return Fund, Admin. Shares                            Mutual Fund; 3,003,336 shares            30,453,831
   JP Morgan Diversified Mid Cap Growth Fund                         Mutual Fund; 564,107 shares               6,780,578
   JP Morgan Mid Cap Value Fund, A                                   Mutual Fund; 377,344 shares               5,788,456
   PIMCO Long Term U.S. Government Fund, Admin.                      Mutual Fund; 496,619 shares               5,919,710
   Morgan Stanley Institutional Small Company Growth  portfolio, B   Mutual Fund; 1,681,934 shares            12,093,104
   Morgan Stanley Institutional U.S. Real Estate Fund, B             Mutual Fund; 652,529 shares               5,696,577
*  T. Rowe Price Retirement 2005 Fund                                Mutual Fund; 25,224 shares                  217,944
*  T. Rowe Price Retirement 2010 Fund                                Mutual Fund; 106,857 shares               1,197,875
*  T. Rowe Price Retirement 2015 Fund                                Mutual Fund; 326,340 shares               2,708,629
*  T. Rowe Price Retirement 2020 Fund                                Mutual Fund; 194,527 shares               2,161,196
*  T. Rowe Price Retirement 2025 Fund                                Mutual Fund; 203,448 shares               1,615,382
*  T. Rowe Price Retirement 2030 Fund                                Mutual Fund; 124,861 shares               1,393,452
*  T. Rowe Price Retirement 2035 Fund                                Mutual Fund; 123,191 shares                 959,661
*  T. Rowe Price Retirement 2040 Fund                                Mutual Fund; 57,166 shares                  633,409
*  T. Rowe Price Retirement 2045 Fund                                Mutual Fund; 25,873 shares                  190,944
*  T. Rowe Price Retirement 2050 Fund                                Mutual Fund; 7,707 shares                    47,789
*  T. Rowe Price Retirement 2055 Fund                                Mutual Fund; 5,757 shares                    35,292
*  T. Rowe Price Retirement Income Fund                              Mutual Fund; 47,807 shares                  493,378
*  T. Rowe Price Personal Strategy Balanced Fund                     Mutual Fund; 683,113 shares               9,023,927
*  T. Rowe Price Personal Strategy Income Fund                       Mutual Fund; 370,838 shares               4,479,723
*  T. Rowe Price Growth Stock Fund                                   Mutual Fund; 1,145,654 shares            22,042,400
*  T. Rowe Price Equity Income Fund                                  Mutual Fund; 985,366 shares              16,830,057
*  T. Rowe Price Personal Strategy Growth Fund                       Mutual Fund; 383,001 shares               5,706,723
                                                                                                           --------------
                                                                     Total mutual funds                      163,021,519
                                                                                                           --------------

*  T. Rowe Price Stable Value Fund                                   Collective Trust; 91,717,568 shares      90,865,776
*  T. Rowe Price Equity Index Trust                                  Collective Trust; 1,364,571 shares       38,590,068
                                                                                                           --------------
                                                                     Total collective trusts                 129,455,844
                                                                                                           --------------

*  Participant loans                                                  3,553 loans, maturing in 1 to 17
                                                                      years, with interest rates ranging
                                                                      from 4.00% to 9.50%                     15,810,995
                                                                                                           --------------

   * Party-in-interest as defined by ERISA                                                                 $ 340,675,299
                                                                                                           ==============


                   FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN



                                    Signature
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                              Frontier Communications 401(k) Savings Plan





                              By   /s/  Robert J. Larson
                                ----------------------------------------

                                        Robert J. Larson

                              Senior Vice President and Chief Accounting Officer (On behalf of Frontier Communications Corporation as Plan Administrator)


June 25, 2009

            Consent of Independent Registered Public Accounting Firm




We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-91054 and 333-151246) of Frontier Communications Corporation of our report dated June 25, 2009, relating to the statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, which report appears in the Annual Report on Form 11-K.



                                              /s/ Insero & Company CPAs, P.C.
                                                  Certified Public Accountants



Rochester, New York
June 25, 2009